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02042407

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Steel Corp.

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3296 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 7/5/02

82-3296

T N Soong & Co

ARS
12-31-01

China Steel Corporation

Financial Statements for the Years Ended December 31, 2001 and 2000

Together with Independent Auditors' Report

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

T N Soong & Co

12th Floor
156 Min Sheng E. Road Sec. 3
Taipei, Taiwan, ROC

Tel:886-2-2545-9988
Fax:886-2-2545-9966

English Translation of a Report Originally Issued in Chinese

Independent Auditors' Report

The Board of Directors and Stockholders
China Steel Corporation

We have audited the accompanying balance sheets of China Steel Corporation (the Corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with Guidelines for Securities Issuers' Financial Reporting and generally accepted accounting principles in the Republic of China.

The consolidated financial statements have been prepared by the Corporation and we have issued an unqualified audit report on the consolidated financial statements.

T N Soong & Co

January 25, 2002

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

BALANCE SHEETS
(In Thousand New Taiwan Dollars)

ASSETS	December 31, 2001 Amount	%	December 31, 2000 Amount	%
CURRENT ASSETS				
Cash and cash equivalents (Note 2)	$ 4,302,175	2	$ 15,161,618	7
Short-term investments (Notes 2 and 3)	12,206,524	6	7,207,497	4
Notes receivable (Note 16)	144,794	-	327,427	-
Accounts receivable (Note 16)	1,815,944	1	1,727,905	1
Inventories (Notes 2 and 4)	18,371,621	9	19,064,329	9
Pledged time deposits (Notes 8 and 17)	8,200,000	4	7,600,000	4
Other	1,238,409	1	472,115	-
Total Current Assets	46,279,467	23	51,560,891	25
LONG-TERM INVESTMENTS (Notes 2, 5 and17)	35,026,411	18	34,504,547	16
PROPERTIES (Notes 2, 6, 16 and 17)				
Cost				
Land	6,764,647	4	5,129,690	2
Land improvements	4,316,764	2	4,316,764	2
Buildings and improvements	35,664,534	18	35,432,748	17
Machinery and equipment	207,043,084	104	203,832,573	98
Transportation equipment	1,594,481	1	1,569,793	1
Miscellaneous equipment	2,651,344	1	2,631,889	1
Total cost	258,034,854	130	252,913,457	121
Appreciation	18,405,855	9	18,536,364	9
Total cost and appreciation	276,440,709	139	271,449,821	130
Less: Accumulated depreciation	167,376,583	84	157,493,844	75
	109,064,126	55	113,955,977	55
Constructions in progress	3,183,839	1	4,460,016	2
Net Properties	112,247,965	56	118,415,993	57
OTHER ASSETS (Notes 2, 7 and 17)	5,383,157	3	4,500,797	2
TOTAL ASSETS	$198,937,000	100	$208,982,228	100

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2001 Amount	%	December 31, 2000 Amount	%
CURRENT LIABILITIES				
Short-term bank loans and overdrafts (Notes 8 and 17)	$ 5,947,913	3	$ 2,933,033	1
Commercial papers payable (Note 9)	2,843,252	2	1,092,919	-
Accounts payable (Note 16)	2,441,818	1	2,426,340	1
Income tax payable	-	-	3,339,555	2
Other payable (Note 14)	4,310,176	2	5,553,083	3
Long-term liabilities due within one year (Notes 10 and 11)	8,140,269	4	12,809,033	6
Other	1,917,819	1	1,682,907	1
Total Current Liabilities	25,601,247	13	29,836,870	14
LONG-TERM LIABILITIES				
Bonds (Note 10)	34,200,000	17	30,050,000	14
Debts (Notes 11 and 17)	3,455,293	2	5,245,363	3
Total Long-Term Liabilities	37,655,293	19	35,295,363	17
RESERVE FOR LAND VALUE INCREMENT TAX (Note 6)	3,370,813	1	3,370,813	2
OTHER LIABILITIES (Note 13)	5,661,212	3	5,824,702	3
Total Liabilities	72,288,565	36	74,327,748	36
STOCKHOLDERS' EQUITY (Notes 2, 6 and 12)				
Capital stock				
Common	90,611,684	46	87,483,626	42
Preferred, 14%	477,680	-	477,770	-
Total capital stock	91,089,364	46	87,961,396	42
Capital surplus	416,570	-	409,005	-
Retained earnings	37,434,024	19	46,380,081	22
Unrealized loss on investees' long-term investments	(569,837)	-	(149,728)	-
Cumulative translation adjustments	198,881	-	53,726	-
Investees' unrecognized net loss on pension cost	(15,508)	-	-	-
Treasury stock	(1,905,059)	(1)	-	-
Total Stockholders' Equity	126,648,435	64	134,654,480	64
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$198,937,000	100	$208,982,228	100

The accompanying notes are an integral part of the financial statements.

CHINA STEEL CORPORATION

STATEMENTS OF INCOME
(In Thousand New Taiwan Dollars, Except Earnings Per Common Share)

	Year Ended December 31			
	2001		2000	
	Amount	%	Amount	%
REVENUES (Notes 2 and 16)	$ 85,101,266	100	$ 100,634,849	100
COST OF REVENUES (Note 16)	73,223,833	86	74,724,305	74
GROSS PROFIT	11,877,433	14	25,910,544	26
OPERATING EXPENSES				
Selling	1,602,713	2	1,777,245	2
General and administrative	2,030,550	2	2,055,655	2
Research and development	850,640	1	856,301	1
Total Operating Expenses	4,483,903	5	4,689,201	5
INCOME FROM OPERATIONS	7,393,530	9	21,221,343	21
NON-OPERATING INCOME				
Interest	660,107	1	1,140,795	1
Investment income (Note 5)	4,081,649	5	2,053,155	2
Other	969,223	1	717,964	1
Total Non-Operating Income	5,710,979	7	3,911,914	4
NON-OPERATING EXPENSES				
Interest (Notes 6 and 16)	2,732,813	3	3,223,830	3
Investment loss (Note 5)	1,611,175	2	-	-
Other	353,722	1	303,880	1
Total Non-Operating Expenses	4,697,710	6	3,527,710	4
INCOME BEFORE INCOME TAX	8,406,799	10	21,605,547	21
INCOME TAX (Notes 2 and 13)	947,049	1	3,024,012	3
NET INCOME	$ 7,459,750	9	$ 18,581,535	18

(Forward)

EARNINGS PER COMMON SHARE (Note 15)		
Based on weighted average number of outstanding common shares of 9,031,243 thousand and 8,748,363 thousand for the year ended December 31, 2001 and 2000, respectively, after deducting the respective preferred stock dividends of $66,875 and $66,888	$0.82	$2.12
Based on weighted average number of outstanding common shares of 9,061,168 thousand after giving retroactive adjustment for stocks issued for dividends and bonus to employees		$2.04

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousand New Taiwan Dollars, Except Par Value and Dividends)

	CAPITAL STOCK - $ 10 PAR VALUE (Note 12)			CAPITAL SURPLUS	RETAINED EARNINGS (Note 12)				UNREALIZED LOSS ON INVESTEES' LONG-TERM INVESTMENTS	CUMULATIVE TRANSLATION ADJUSTMENTS	INVESTEES' UNRECOGN-IZED NET LOSS ON PENSION		TOTAL STOCKHOLDERS'
		Issued											
	Authorized	Preferred Stock	Common Stock	(Notes 7 and 12)	Legal Reserve	Special Reserve	Unappro-priated	Total	(Note 2)	(Note 2)	COST	TREASURY STOCK	EQUITY
BALANCES, JANUARY 1, 2000	$ 99,000,000	$487,340	$85,621,689	$363,995	$15,965,075	$ 9,815,701	$15,175,112	$40,955,888	($ 1,101)	$ 15,341	$ -	$ -	$ 127,443,152
Conversion of preferred stock to common stock	-	(9,570)	9,570	-	-	-	-	-	-	-	-	-	-
Appropriations of prior years' earnings - 1999													
Legal reserve	-	-	-	-	1,512,123	-	(1,512,123)	-	-	-	-	-	-
Bonus to employees	-	-	130,187	-	-	-	(130,187)	(130,187)	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	(39,056)	(39,056)	-	-	-	-	(39,056)
Cash dividends to preferred stock - 13%	-	-	-	-	-	-	(62,115)	(62,115)	-	-	-	-	(62,115)
Cash dividends to common stock - 13%	-	-	-	-	-	-	(11,132,059)	(11,132,059)	-	-	-	-	(11,132,059)
Capitalization of retained earnings - 2%	-	-	1,722,180	-	-	-	(1,722,180)	(1,722,180)	-	-	-	-	-
Net income for 2000	-	-	-	-	-	-	18,581,535	18,581,535	-	-	-	-	18,581,535
Adjustment of equity in investees due to change in percentage of ownership	-	-	-	42,506	-	-	(71,600)	(71,600)	-				(29,094)
Unrealized loss on investees' long-term investments									(148,627)				(148,627)
Translation adjustments of investees' long-term investments	-	-	-	-	-	-	-	-		38,385	-	-	38,385
Others	-	-	-	2,504	-	-	(145)	(145)	-	-	-	-	2,359
BALANCES, DECEMBER 31, 2000	99,000,000	477,770	87,483,626	409,005	17,477,198	9,815,701	19,087,182	46,380,081	(149,728)	53,726	-	-	134,654,480
Increase in authorized shares	7,000,000	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of preferred stock to common stock	-	(90)	90	-	-	-	-	-	-	-	-	-	-
Appropriations of prior years' earnings - 2000													
Legal reserve	-	-	-	-	1,858,154	-	(1,858,154)	-	-	-	-	-	-
Special reserve	-	-	-	-	-	96,001	(96,001)	-	-	-	-	-	-
Bonus to employees	-	-	489,126	-	-	-	(489,126)	(489,126)	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	(48,913)	(48,913)	-	-	-	-	(48,913)
Cash dividends to preferred stock - 15%	-	-	-	-	-	-	(71,652)	(71,652)	-	-	-	-	(71,652)
Cash dividends to common stock - 15%	-	-	-	-	-	-	(13,122,557)	(13,122,557)	-	-	-	-	(13,122,557)
Capitalization of retained earnings - 3%	-	-	2,638,842	-	-	-	(2,638,842)	(2,638,842)	-	-	-	-	-
Purchases of treasury stock	-	-	-	-	-	-	-	-	-	-	-	(1,905,059)	(1,905,059)
Net income for 2001	-	-	-	-	-	-	7,459,750	7,459,750	-	-	-	-	7,459,750
Bonus payable to directors and supervisors transfer to capital surplus	-	-	-	6,317	-	-	-	-	-	-	-	-	6,317
Adjustment of equity in investees due to change in percentage of ownership	-	-	-	1,248	-	-	(34,717)	(34,717)	-	-	-	-	(33,469)
Unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	(420,109)	-	-	-	(420,109)
Translation adjustments of investees' long-term investments	-	-	-	-	-	-	-	-	-	145,155	-	-	145,155
Investee's net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	-	(15,508)	-	(15,508)
BALANCES, DECEMBER 31, 2001	$ 106,000,000	$477,680	$90,611,684	$416,570	$19,335,352	$ 9,911,702	$ 8,186,970	$37,434,024	($569,837)	$198,881	($ 15,508)	($1,905,059)	$ 126,648,435

The accompanying notes are an integral part of the financial statements.

CHINA STEEL CORPORATION

STATEMENTS OF CASH FLOWS
(In Thousand New Taiwan Dollars)

	Year Ended December 31	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 7,459,750	$18,581,535
Depreciation	11,954,277	12,096,839
Amortization	648,429	570,418
Deferred tax	(107,786)	(577,691)
Reversal of allowance for doubtful accounts	(615)	-
Reversal of allowance for loss on inventories	(241,685)	(197,356)
Investment loss (income) under equity method	1,623,266	(253,647)
Loss on disposal of properties	43,865	38,813
Cash dividends on long-term investments under equity method	148,894	126,831
Gain on disposal of long-term investments	-	(1,541,563)
Gain on disposal of short-term investments	(4,081,649)	(244,225)
Amortization and exchange gain of forward exchange	(33,141)	(18,949)
Changes in operating assets and liabilities		
Notes receivable	182,633	81,668
Accounts receivable	(87,424)	(585,504)
Inventories	934,393	(4,117,684)
Other current assets	(827,578)	208,313
Accounts payable	19,680	167,726
Income tax payable	(3,339,555)	2,089,147
Other payable	(1,250,553)	1,652,380
Other current liabilities	234,912	(247,165)
Net Cash Provided by Operating Activities	13,280,113	27,829,886
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in short-term investments	(917,378)	(4,499,078)
Increase in long-term investments	(2,617,955)	(9,177,850)
Acquisition of properties	(5,738,543)	(2,494,358)
Increase in other assets	(1,622,360)	(1,431,018)
Proceeds from disposal of long-term investments	-	1,954,120
Increase in pledged time deposits	(600,000)	(77,299)
Net Cash Used in Investing Activities	(11,496,236)	(15,725,483)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash dividends	(13,180,003)	(11,150,096)
Increase (decrease) in commercial papers payable	1,750,333	(5,220,887)
Increase (decrease) in short-term bank loans and overdrafts	3,014,880	(692,579)
Increase (decrease) in long-term debts	(2,546,834)	719,762
Purchases of treasury stock	(1,905,059)	-
Decrease in payable on properties purchased	(4,202)	(498,995)

(Forward)

Increase (decrease) in bonds payable	$ 238,000	($ 41,000)
Bonus to directors and supervisors	(48,913)	(39,056)
Net increase (decrease) in cash from purchased forward exchange	38,478	(12,541)
Net Cash Used in Financing Activities	(12,643,320)	(16,935,392)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,859,443)	(4,830,989)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,161,618	19,992,607
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 4,302,175	$15,161,618
SUPPLEMENTAL INFORMATION		
Interest paid, excluding capitalized amounts	$ 2,952,306	$ 3,276,364
Income tax paid		
Payment for prior years' income taxes	$ 3,088,787	$ 1,238,141
Prepayment and withholding	1,263,214	172,928
Tax on interest from commercial papers	42,389	101,487
	$ 4,394,390	$ 1,512,556
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Long-term liabilities due within one year	$ 8,140,269	$12,809,033
SUPPLEMENTAL INFORMATION FOR SUBSIDIARIES ACQUIRED		
Fair value of assets and liabilities of subsidiaries acquired		
Cash	$ -	$ 9
Long-term investments	-	1,597,253
Others	-	75
Liabilities	-	(90)
	-	1,597,247
Shareholdings acquired	-	x 99.44%
	-	1,588,302
Deferred credit	-	(210,977)
Contract price paid (Note 5)	-	1,377,325
Cash balances based on shareholdings acquired	-	(9)
Cash paid	$ -	$ 1,377,316

The accompanying notes are an integral part of the financial statements.

CHINA STEEL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000
(In Thousand New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

The Corporation was incorporated in December 1971. It manufactures and sells steel products.

The Corporation's stock is listed and traded in the Taiwan Stock Exchange. As of December 31, 2001, the Ministry of Economic Affairs, Republic of China (MOEA - ROC) holds 40.9% of the Corporation's outstanding common stocks.

2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Corporation, which conform to generally accepted accounting principles in the Republic of China, are summarized below.

Cash equivalents

Cash equivalents represent commercial papers matured within three months from investing date.

Short-term investments

Short-term investments, representing bond funds, stocks listed and traded in the Taiwan Stock Exchange, and commercial papers matured over three months from investing date, are stated at the lower of weighted average cost or market value.

Market value represents net assets value of trust funds on balance sheet date, or monthly average price of listed stocks in the latest month of the period.

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. The construction revenues are recognized by the percentage-of-completion method, and the construction in progress is valued by the costs incurred plus (less) the estimated gain (loss). Other inventories are stated at the lower of weighted moving average cost or market value. Market value represents net realizable value for finished products, semi-finished products, by-products and construction in progress, and replacement costs for raw materials, supplies and fuel.

Long-term investments

Long-term stock investments for which the Corporation owns 20% or more of the voting shares of the investee or has significant influence on the investees are accounted for by equity method. When the equity method is initially applied or when a stock is acquired, the difference between the carrying value of an investment and the proportionate equity in the net assets of the investee is amortized over five years. Investment gains or losses are recognized quarterly, unrealized gains or losses arising from transactions with investees and from transactions between investees are eliminated. Cash dividends received from investees are recorded as a deduction in the investment carrying value. Translation adjustments, unrealized loss on long-term investments of investees and unrecognized net loss on pension cost are recognized proportionately by the Corporation's shareholdings. Stock dividends received are accounted for only as increases in number of shares held. When the investee issues additional shares, and if the Corporation does not acquire the proportionate shares, as a result, the Corporation's percentage of ownership is changed. The difference between the long-term investment accounts and the proportionate shares in the investees' net assets shall be adjusted to the capital surplus or to unappropriated earnings if the capital surplus is insufficient to be offset. If the market prices of investees decline significantly and not temporarily, the investment loss should be recognized as realized loss in the same year.

Other investments are accounted for by cost method.

Properties and other assets

Properties and other assets (leased assets) are stated at cost or cost plus appreciation, less accumulated depreciation. Interest expense arised from the purchase or construction of such properties is capitalized as cost. Major additions, renewals and betterments are capitalized while maintenance and repairs are expensed currently.

Depreciation on properties is provided by the straight-line method based on estimated average service lives as follows: land improvements, 5-40 years; buildings and improvements, 20-60 years; machinery and equipment, 3-25 years; transportation equipment, 3-25 years; miscellaneous equipment, 3-15 years. Depreciation on appreciation is provided by the straight-line method over the remaining service lives of the revalued assets. When a property reaches its original service life but is still in use, its residual value shall be further depreciated over its reestimated remaining service life until fully depreciated.

Depreciation on machinery and equipment leased to the Corporation's affiliate (under other assets-leased assets) is provided by the working hours method.

Upon sale or disposal of properties, the related cost, appreciation and accumulated depreciation are removed from the accounts. Gains or losses on the retirement or disposal of properties are credited or charged to current income and any such gains incurred before 2000, net of applicable income tax, are transferred later to capital surplus in the same year. This change in accounting principles has no significant influence on financial statements.

Sales

Sales are recognized as follows: Domestic - when products are delivered off the Corporation's premises; export - when products are loaded aboard vessels.

Pension

Pension costs are recognized based on actuarial calculations (Note 14). The difference between the pension costs recognized and the amount appropriated to a special fund is recognized as accrued pension liabilities. Pension benefits paid in excess of the fund and accrual are charged to expense.

Income tax

Income tax is provided on interperiod allocation basis. Tax effects on deductible temporary differences and unused tax credits are recognized as defered income tax asset. Valuation allowance is provided for deferred tax assets which are not certain to be realized. Tax effects of taxable temporary differences are recognized as deferred tax liability. Deferred tax asset or liability is classified as current or noncurrent based on the classification of the related asset or liability, otherwise it shall be classified according to the expected reversal time period.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Annual earnings shall be appropriated by the Corporation's shareholders' resolution in the next year. The unappropriated earnings, as determined by the tax regulations, shall be subject to 10% income taxes. Such taxes are recorded as expenses after the shareholders resolve that the earnings shall be retained.

Foreign-currency transactions

Foreign-currency transactions, except derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when foreign-currency receivables and payables are settled will be credited or charged to income in the year of settlement. At the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates and resulting adjustments are credited or charged to income.

Derivative financial instruments

Forward exchange transactions entered into as hedge for foreign-currency net assets or net liabilities are recorded in New Taiwan dollars at the spot rates on the date of each forward contract. The effects of the differences between spot rates and forward rates are amortized over the period of each forward contract and recognized as gains or losses. Year-end balances of forward exchange contracts are restated at the prevailing exchange rates and the resulting adjustments are credited or charged to income. Exchange gains or losses on forward exchange transactions entered into as hedge for foreign-currency commitments are deferred as adjustments to prices of transactions.

The related receivable and payable balances for forward contracts are netted against each other and the resulting balance is accounted for as either current asset or liability.

Treasury stocks

Treasury stocks are stated at cost, and its book value is recorded as a deduction of stockholders' equity.

3. SHORT-TERM INVESTMENTS

	2001	2000
Bond funds	$11,239,068	$ 4,615,741
Commercial papers	-	127,562
Stocks listed and traded in the Taiwan Stock Exchange	967,456	2,464,194
	$12,206,524	$ 7,207,497

4. INVENTORIES

	2001	2000
Finished products	$ 4,725,721	$ 6,093,340
Work in process	6,764,375	5,778,041
By-products	46,540	24,116
Raw materials	3,002,420	3,520,171
Supplies	3,265,255	3,072,777
Fuel	78,605	73,962
Materials in transit and unallocated freight expenses	624,558	783,248
Others	-	96,212
	18,507,474	19,441,867
Allowance for loss	135,853	377,538
	$18,371,621	$19,064,329

5. LONG-TERM INVESTMENTS

	2001 Amount	2001 % of Ownership	2000 Amount	2000 % of Ownership
Stocks - under equity method				
China Steel Express Corporation (CSE)	$ 5,519,921	100	$ 4,413,181	100
C. S. Aluminum Corporation (CAC)	5,508,891	98	5,356,052	98
Gains Investment Corporation (GIC)	4,189,482	100	4,312,754	100
China Prosperity Development Corporation (CPDC)	4,090,900	100	4,085,176	100
Kaohsiung Rapid Transit Corporation (KRTC)	3,012,620	37	1,475,890	31
China Steel Asia Pacific Holdings Pte. Ltd. (CSAPH)	1,646,053	100	1,631,167	100
Taisil Electronic Materials Corporation (TEM)	1,009,937	35	1,047,510	35
China Steel Global Trading Corporation (CSGT)	861,286	100	738,892	100
China Steel Machinery Corporation (CSMC)	803,300	100	-	-
China Steel Chemical Corporation (CSCC)	778,433	31	717,423	31
Kuei Yi Industrial Co. (KYIC)	592,916	30	923,655	30
China Hi-ment Corporation (CHC)	480,268	20	460,901	32
China Steel Structure Corporation (CSSC)	465,463	18	416,112	18
Info-Champ Systems Corporation (ICSC)	462,204	100	377,510	100
China Ecotek Corporation (CEC)	365,502	36	364,228	36
Yieh Loong Enterprises Corporation (YLEC)	249,768	24	2,399,469	24
China Steel Security Corporation (CSS)	193,051	100	183,380	100
Goang Yaw Investment Corporation and other eight companies	168,097	100	1,162,983	100
Hi-mag Magnetic Corporation (HMC)	103,571	50	119,287	50
GenMont Biotech Inc. (GMB)	60,990	17	-	-
	30,562,653		30,185,570	

(Forward)

Stocks – under cost method				
Eastern Broadband Telecommunications Co., Ltd.	$ 1,200,000	2	$ 1,200,000	2
Industrial Bank of Taiwan	1,000,000	4	1,000,000	4
Tang Eng Iron Works Corporation	597,214	9	597,214	9
CDIB & Partners Investment Holding Corporation (Southeast Asia Investment Holding Corporation)	500,000	5	500,000	5
Overseas Investment & Development Corporation	50,000	6	50,000	6
Maruichi Steel Tube Ltd.	715,550	2	757,920	2
Advanced Material Technology Corporation	182,200	3	182,200	3
	4,244,964		4,287,334	
Prepayments for investments				
CDIB BioScience Ventures I, Inc.	120,000		-	
Others	98,794		31,643	
	$35,026,411		$34,504,547	

In February 2000, the Corporation acquired 100% shares of Goang Yaw Investment Corporation (GYIC) and other eight investment companies, which totally owned 22.5% shares of YLEC, with amount of $1,377,325. Based on the acquisition agreement, the Corporation has the power for the management and operation of YLEC. In June 2000, YLEC increased its capital by 350,000 thousand shares with amounts of $3,500,000, and the Corporation subscribed 271,487 thousand shares, with amounts of $2,714,874. As of December 31, 2001, the Corporation owned 24.1% shares directly and 15.9% shares indirectly of YLEC. Consequently, the Corporation owned 40% shares of YLEC in substance.

In November 2000, the Corporation obtained the approval from the government to incorporate China Steel Asia Pacific Holdings Pte. Ltd. (CSAPH) in Singapore, a holding Company with capital of $1,631,167 (US$49,290 thousands). The CSAP acquired the shareholdings of Ornasteel Enterprise Corporation (M) Sdn. Bhd. (70%) and Group Steel Corporation (M) Sdn. Bhd. (60%), both are Malaysian companies, from several shareholders, at the respective price of $1,012,287 and $607,372 (MYR115,780 thousands and MYR69,468 thousands).

In March 2000, the Corporation sold its shares of MCL at the price of $1,960,000, resulting in a gain of $1,541,563, net of securities trading taxes.

In September 2001, the Corporation incorporated CSMC, a wholly-owned subsidiary, with amount of $799,930. The subsidiary is mainly engaged in the manufacture, sales and maintenance of machinery and equipment.

In September 2001, the Corporation invested in GenMont Biotech Inc. with amount of $60,000, representing 16.7% shareholdings.

In December 2001, capital increase plans of GIC, KRTC and KYIC have been approved by the Board of Directors. The upper limit of capital increase is $2,150,000 and the implement schedule depends on that of investees.

Investment income or losses under equity method are recognized based on the investees' audited financial statements as follows:

	2001	2000
CSE	$1,078,403	$ 985,303
GIC	238,318	598,734
CAC	172,057	386,613
CSCC	152,440	173,069
CSGT	102,891	80,446
ICSC	84,691	27,590
CSSC	71,051	16,578
CHC	38,127	51,468
CEC	22,656	40,024
CSS	9,672	1,978
CPDC	5,724	3,934
CSMC	3,370	-
Goang Yaw Investment Corporation and other eight companies	(994,887)	(169,637)
YLEC	(566,124)	(346,492)
KYIC	(330,739)	(1,804,791)
CSAPH	(70,166)	-
TEM	(37,573)	254,599
HMC	(15,763)	3,341
KRTC	(2,510)	(49,110)
GMB	(522)	-
	($ 38,884)	$ 253,647

The Corporation has invested in KYIC with 30% shareholdings. Preliminarily, the Corporation recognized the investment income or loss based on KYIC's preceding year's audited financial statements. In September 2000, KYIC occurred a serious management fraud which caused financial crisis to KYIC. The Corporation's representative was elected as the KYIC's Chairman by its Board of Directors. Consequently, the Corporation has substantial control power to KYIC, and has to recognize its investment loss or income based on the financial statements of the same period. Accordingly, in 2001 and 2000 the Corporation recognized the investment loss of $330,739 and $1,804,791, which includes the KYIC's 1999 loss of $208,700 and 2000 loss of $1,596,091, respectively.

The stock price of YLEC droped significantly in 2001; therefore, the Corporation recognized investment loss of $1,584,382 based on the year-ended market price of 2001.

The Corporation has prepared the consolidated financial statements to include the entities of the Corporation and CAC. For other subsidiaries, the total assets and total revenues of individual subsidiaries, to which the Corporation owned more than 50% shares, are less than 10% of that of the Corporation, respectively. The total assets and total revenues of all subsidiaries are less than 30% of the Corporation's total assets and revenues, respectively. Therefore, those subsidiaries' financial statements are not included in the consolidated financial statements.

6. PROPERTIES - NET

	Cost	Appreciation	Total
2001			
Cost and appreciation			
Land	$ 6,764,647	$ 5,850,597	$ 12,615,244
Land improvements	4,316,764	492,990	4,809,754
Buildings and improvements	35,664,534	2,445,529	38,110,063
Machinery and equipment	207,043,084	9,542,254	216,585,338
Transportation equipment	1,594,481	39,186	1,633,667
Miscellaneous equipment	2,651,344	35,299	2,686,643
	258,034,854	18,405,855	276,440,709
Accumulated depreciation			
Land improvements	2,489,300	336,638	2,825,938
Buildings and improvements	11,899,016	1,398,209	13,297,225
Machinery and equipment	138,412,627	9,520,466	147,933,093
Transportation equipment	1,189,708	38,936	1,228,644
Miscellaneous equipment	2,056,427	35,256	2,091,683
	156,047,078	11,329,505	167,376,583
Constructions in progress	3,183,839	-	3,183,839
	$105,171,615	$ 7,076,350	$112,247,965
2000			
Cost and appreciation			
Land	$ 5,129,690	$ 5,850,597	$ 10,980,287
Land improvements	4,316,764	492,990	4,809,754
Buildings and improvements	35,432,748	2,445,462	37,878,210
Machinery and equipment	203,832,573	9,661,524	213,494,098
Transportation equipment	1,569,793	50,279	1,620,071
Miscellaneous equipment	2,631,889	35,512	2,667,401
	252,913,457	18,536,364	271,449,821
Accumulated depreciation			
Land improvements	2,259,472	314,519	2,573,991
Buildings and improvements	11,025,966	1,298,262	12,324,228
Machinery and equipment	130,292,989	9,074,231	139,367,220
Transportation equipment	1,141,741	44,896	1,186,637
Miscellaneous equipment	2,009,189	32,579	2,041,768
	146,729,357	10,764,487	157,493,844
Constructions in progress	4,460,016	-	4,460,016
	$110,644,116	$ 7,771,877	$118,415,993

The Corporation constructed and acquired the properties with the financing from bank loans. The information of interest capitalization follows:

	2001	2000
Total interest expense	$2,886,755	$3,407,276
Interest expense capitalized (under constructions in progress)	153,942	183,446
Interest rate for capitalization	5.66%	5.86%

In 1981 and 1994, the Corporation revalued its properties and patents in accordance with government regulations, resulting in appreciation or increment of $17,662,343. The appreciation or increment, after deducting reserve for land value increment tax of $3,370,813, the balance of $14,291,530 was credited to capital surplus. As of December 31, 2001, such capital surplus of $13,952,356 has been transferred to capital account.

7. OTHER ASSETS

	2001	2000
Rental properties (Notes 2, 11 and 16)		
Land - at cost	$2,951,652	$1,316,696
Machinery and equipment - at cost, less accumulated depreciation of $974,369 and $882,798, respectively	1,025,631	1,117,202
	3,977,283	2,433,898
Unamortized repair expense - major repair for blast furnaces	1,114,329	1,745,467
Other	291,545	321,432
	$5,383,157	$4,500,797

The Corporation has leased its partial plant property and machinery acquired through NDID Fund loan to its subsidiaries. In 2001, the Corporation leased the recently acquired land with cost of $1,634,956 to CSMC.

Unamortized repair expense represents the expenditure for the major repair of No. 1 and No. 3 blast furnaces, being amortized by the straight-line method over 5 years.

8. SHORT-TERM BANK LOANS AND OVERDRAFTS

	2001	2000
Credit loans - due within 180 days, interest at 2.45%-2.56% p.a. and 4.6%-4.9% p.a., as of December 31, 2001 and 2000, respectively	$ 4,700,000	$ 2,500,000
Letters of credit - due within 180 days, interest at 0.33%-4.56% p.a. and 0.69%-7.04% p.a., as of December 31, 2001 and 2000, respectively	172,961	193,962
Overdrafts - interest at 2.65%-6.79% p.a. and 4.85%-7.2% p.a., as of December 31, 2001 and 2000, respectively	1,074,952	239,071
	$ 5,947,913	$ 2,933,033

As of December 31, 2001, the Corporation issued promissory notes of $47,595,900 and pledged time deposits of $8,200,000 as collaterals for short-term borrowings. The unused credit lines for short-term borrowings aggregated about $53,886,229.

9. COMMERCIAL PAPERS PAYABLE

	2001	2000
Commercial papers - interest at 2%-3.47% p.a. and 4.79%-4.8% p.a. as of December 31, 2001 and 2000, respectively	$ 2,850,000	$ 1,100,000
Unamortized discount	(6,748)	(7,081)
	$ 2,843,252	$ 1,092,919

10. LONG-TERM BONDS PAYABLE

	2001	2000
5 - year unsecured bonds - issued at par in:		
November 2001, payable in November 2006, interest at 3.1% p.a., payable annually	$ 3,500,000	$ -
November 2001, payable in November 2006, interest at 3.0763% p.a., compounded semi-annually and payable annually	1,500,000	-
June 2001, payable in June 2006, interest at 4.27% p.a., payable annually	5,000,000	-
December 2000, payable in December 2005, interest at 5.18% p.a., payable annually	5,000,000	5,000,000
July 1999, payable in July 2004, interest at 5.99% p.a. , compounded semi-annually and payable annually	2,250,000	2,250,000
June 1999, payable in June 2004, interest at 5.69% p.a., compounded semi-annually and payable annually	7,750,000	7,750,000
December 1998, payable in two equal installments in 2002 and 2003, interest at 6.785% p.a., compounded semi-annually and payable annually	5,000,000	5,000,000
May 1998, payable in three annual installments starting May 2001, interest at 7.4% p.a., compounded semi-annually and payable annually	3,350,000	5,000,000
June 1997, payable in three annual installments starting June 2000, interest at 6.5% p.a., compounded semi-annually and payable annually	1,700,000	3,350,000
March 1996, interest at 6.88% p.a., repaid in March 2001	-	1,462,000

(Forward)

4-year unsecured bond - issued at par in March 1999, payable in March 2003, interest at 6.5% p.a., compounded semi-annually and payable annually	$ 5,000,000	$ 5,000,000
3-year unsecured bond – issued at par in July 1998, interest at 7.3% p.a., repaid in July 2001	-	5,000,000
	40,050,000	39,812,000
Current portion	(5,850,000)	(9,762,000)
	$34,200,000	$30,050,000

11. LONG-TERM DEBTS

	2001	2000
Import equipment loans:		
- Kreditanstalt fur Wiederaufbau - payable in ten equal installments from April 1997 to September 2002, interest at 6.4% - 6.99% p.a.	$ 1,023,992	$ 2,540,032
West Merchant Bank - payable in ten equal installments from October 1997 to April 2002, interest at 5.38% p.a.	286,287	817,676
Sumitomo Bank - payable in ten equal installments from August 1998 to February 2003, interest at 6.715% p.a.	525,000	827,500
Hitachi Zosen Corp. – payable in ten equal installments from August 1997 to February 2002, interest at 6.99% p.a.	68,133	193,302
Nippon Steel Corp. – interest at 6.99% p.a., repaid in November 2001	-	63,495
Mortgage bank loan on machinery and equipment:		
Payable through June 2004, float rate at 4.95% p.a., as of December 31, 2001 and 2000, respectively (Note 17)	50,000	-
Payable through March 2003, float rate at 4.95% p.a. and 5.25% p.a., as of December 31, 2001 and 2000 , respectively (Note 17)	2,050,000	2,050,000
Payable through December 2003, interest at 1.0466% p.a. and 1.05% p.a., as of December 31, 2001 and 2000, respectively (Note 17)	698,360	756,600
Loan from National Defense Industrial Development Fund (NDIDF) - payable in annual installments from July 1989 to June 2003; float rate at 5.60% p.a. and 5.88% p.a. as of December 31, 2001 and 2000, respectively	1,043,790	1,043,791
	5,745,562	8,292,396
Current portion	(2,290,269)	(3,047,033)
	$ 3,455,293	$ 5,245,363

The Corporation assumed the balance of the loan from NDIDF and acquired the related machinery and equipment. The foregoing loan is payable based on the depreciation charges ($146,305 and $144,173 for the years ended December 31, 2001 and 2000, respectively) on such machinery and equipment determined on the basis of the quantity of aluminum products sold and the profit calculated based on the percentage of such machinery and equipment over CAC's aluminum operating machinery and equipment, payable from July 1989 to June 2003. The title of such properties belongs to NDIDF before the loan has been fully settled, and will be transferred to the Corporation after the loan has been fully settled (the value of the properties repayment percentage accumulated up to 100%). These machinery and equipment are leased to CAC (Note 7) and therefore, are recorded under rental properties.

12. STOCKHOLDERS' EQUITY

a. Preferred Stock

The holders of preferred stock have the following entitlements or rights:

1) 14% annual dividends with priority over those of common stockholders;

2) Preference of payment in succeeding years of dividends in arrears;

3) Redemption of stock, at the option of the Corporation out of its retained earnings or the proceeds from issuance of new shares;

4) The same rights as common stockholders, except the right to vote in the election of directors and supervisors; and

5) Conversion of shares into common stock.

b. Overseas depository receipts

In May 1992 and February 1997, the MOEA - ROC sold to international investors 20,537,550 units of Global Depository Receipts ("GDR") and 7,631,800 units of Rule 144A American Depository Receipts ("ADR"), each unit representing 20 shares of the Corporation's common stock. The depository shares were increased by 3,174,567 units resulting from the capitalization of retained earnings. In accordance with regulations, the holders of GDR or ADR may request after holding for three months, the depository to sell the shares represented by such GDR or ADR in the domestic market. As of December 31, 2001, the outstanding depositary shares were 17,467,133 units which equivalent to common shares of 349,342,775 and approximate to 4% of the issued common shares.

c. Treasury stock

For the purpose of transferring some of the Corporation's stocks to employees, the Corporation acquired 150,000 thousand shares of common stocks by $1,905,059 in 2001. As of December 31, 2001, these stocks has not yet been transferred to employees.

According to the Security Act, the Corporation can not purchase over 10% of total issued shares. The total amount of purchasing shares can not be more than retained earnings plus paid-in capitals in excess of par value and realized capital surplus. The Corporation's transaction of treasury stocks conformed to the regulation of the Security Act. Furthermore, the Corporation should transfer those shares to employees within three years. These stock shares are deemed as unissued shares if they are not transferred in time, and the Corporation should register for reduction in capital. These stocks can not be pledged and are not entitled to dividends and voting.

d. Capital surplus

Capital surplus consists of:

	2001	2000
Revaluation increment on assets (Note 6)	$339,174	$339,174
Long-term investment under equity method	48,783	47,535
Gain on disposal of properties	20,514	20,514
Others	8,099	1,782
	$416,570	$409,005

Under relevant regulations, the capital surplus from revaluation increment on assets can only be used to offset a deficit. Capital surplus from long-term investment under equity method is prohibited from being used. The capital surplus from gain on disposal of properties can be transferred to retained earnings based on resolution of the most recent stockholders' meeting in 2002.

e. Appropriation of retained earnings

The Corporation's Articles of Incorporation provides that the annual net income, less any deficit, shall be appropriated in order as follows:

1) 10% as legal reserve, until its balance equals the issued capital stock;

2) Preferred stock dividends at 14% of par value;

3) 0.3% and 3% of the remainder as compensation to directors and supervisors and as bonus to employees, respectively;

4) Common stock dividends at 14% of par value; and

5) The remainder if any, as bonus proportionately to the holders of preferred and common stocks.

The Board of Directors shall propose the aforementioned appropriation of annual income. If necessary, it may, after appropriating preferred stock dividends at 14% of par value, propose to retain certain earnings as a special reserve. These proposals shall be submitted to the stockholders for approval.

The Corporation is required to appropriate annual earnings as special reserve for the net debit balance resulting from the adjustment items to the stockholders equity. The Corporation may release that portion of earnings from such special reserve when that debit balances are partially or fully reversed.

Under the Company Law, legal reserve may be used to offset a deficit or when the reserve has reached 50% of paid-in capital, up to 50% thereof may be transferred to capital.

The life cycle of the Corporation's steel industry is in the phase of stable growth, the aforementioned appropriation of dividends and bonus shall be more than 75% in cash and less than 25% in stock. However, subject to the need of development of the Corporation and working capital, the Corporation may decrease the appropriation of cash dividends.

f. Imputation tax system

Under the Imputation Tax System, domestic stockholders are allowed a tax credit for the income tax paid by the Corporation on earnings generated in 1998 and onwards. Non-resident stockholders, including the overseas depositsory receipts, are only allowed a tax credit from the 10% income tax on undistributed earnings, which can be used to deduct the withholding income tax on dividends paid.

As of December 31, 2001, the balance of the Imputation Credit Account (ICA) aggregated $1,485,002 equivalent to 18.26% of undistributed earnings for 2001. This percentage may change depending on the balance of the ICA on the dividend distribution date.

In June and September 2000, the Corporation distributed 1999 earnings, and the ratios of tax credit allocated to stockholders for the aforementioned cash dividends and stock dividends are 9.35% and 14.11% , respectively. In July 2001, the Corporation distributed 2000 earnings, and the ratio of tax credit allocated to stockholders is 19.89%.

As of December 31, 2001, undistributed earnings from 1997 and backwards amounted to $54,611, which is not subject to the application of Imputation Tax System.

13. INCOME TAX

	2001	2000
Tax on pretax income at statutory rate (25%)	$2,101,700	$5,401,387
Add (deduct) tax effects of temporary differences:		
Depreciation	492,597	716,344
Investment income – net	(617,619)	(511,581)
Allowance for loss on inventories	(60,422)	(49,339)
Realized foreign exchange loss – net	(93,373)	(64,152)
Others	(35,958)	(131,783)
Income tax payable	1,786,925	5,360,876
Tax benefits from investment tax credits	(798,664)	(1,848,393)
Income tax on interest income with segregate taxation	42,389	101,487

(Forward)

	2001	2000
Income Tax on undistributed earnings	$ 274,949	$ -
Deferred tax	(107,786)	(577,691)
Prior periods' adjustments	(250,764)	(12,267)
Income tax	$ 947,049	$3,024,012

Deferred income tax assets and liabilities are as follows:

	2001	2000
Current-deferred tax assets (under other current assets)		
Deferred income tax assets		
Inventory value - declined loss	$ 33,963	$ 94,385
Others	11,271	6,553
	45,234	100,938
Noncurrent-deferred tax liabilities (under other liabilities)		
Depreciation difference	(4,294,511)	(4,554,127)
Deferred income tax assets		
Unrealized foreign exchange loss	32,766	126,139
Others	5,573	8,326
	38,339	134,465
Net deferred tax liabilities-Noncurrent	(4,256,172)	(4,419,662)
Total deferred income tax	($4,210,938)	($4,318,724)

Income tax payable is net of prepaid taxes.

Income tax returns through the year ended December 31, 1998 have been examined by the tax authorities.

14. PENSION PLAN

The Corporation has a pension plan covering all regular employees which provides pension benefits based on length of service and average salary for six months prior to retirement.

The Corporation makes contributions, equal to certain percentage of salaries, to a pension reserve fund which is administered by, and deposited with the Central Trust of China in the name of the employees pension reserve fund administration committee. The changes in the fund are summarized as follows:

	2001	2000
Balance, beginning of year	$5,563,997	$4,731,396
Contributions	841,095	847,203
Interest income	383,699	-
Payment of benefits	(53,646)	(14,602)
Balance, end of year	$6,735,145	$5,563,997

The Corporation also makes contributions, equal to certain percentage of salaries of management personnels (Vice president and above), to a pension fund which is administered by, and deposited with the International Commercial Bank of China in the name of, the officers' pension fund management committee in August 1999. The changes in the fund are summarized as follows:

	2001	2000
Balance, beginning of period	$ 17,350	$ 9,965
Contributions	2,746	6,866
Interest income	840	519
Payment of benefits	(4,474)	-
Balance, end of period	$ 16,462	$ 17,350

Pension information from the actuarial calculation are as follows:

	2001	2000
a. Pension cost		
Service cost	$ 927,329	$ 900,944
Interest cost	319,739	256,365
Realized return on plan assets	(328,265)	(243,449)
Gain on return on plan assets	(54,417)	(74,502)
Amortization	(11,295)	(18,600)
Net Pension Cost	$ 853,091	$ 820,758
b. Reconciliation of the funded status of the plan and accrued pension cost		
Benefit obligation		
Vested	$ 91,791	$ 76,564
Nonvested	4,243,613	3,027,515
Accumulated	4,335,404	3,104,079
Additional benefits based on future salaries	2,554,475	2,236,759
Projected	6,889,879	5,340,838
Fair value of plan assets	(6,993,420)	(5,947,696)
Funded status	(103,541)	(606,858)
Unrecognized net asset at transition	119,199	128,735
Unrecognized net actuarial gain	137,604	619,389
Accrued pension liabilities (under other current liabilities)	$ 153,262	$ 141,266

The difference between the pension fund and the fair value of plan assets as of December 31, 2001 and 2000 mainly represents accrued interest income of the fund.

	2001	2000
c. Vested benefits	$ 94,379	$ 81,867

(Forward)

d. Actuarial assumptions

Discount rate used in determining present values	5.0%	6.0%
Future salary increase rate	4.0%	4.5%
Expected rate of return on plan assets	5.0%	6.0%

15. EARNINGS PER SHARE

Convertible preferred shares were not included in the calculation of earnings per common share because such shares are not considered as equivalent common shares.

16. RELATED PARTY TRANSACTIONS

a. Related parties

Related parties	Relationship
C. S. Aluminum Corporation (CAC)	Investee
China Steel Express Corporation (CSE)	Investee
China Steel Chemical Corporation (CSCC)	Investee
China Steel Global Trading Corporation (CSGT)	Investee
China Hi-ment Corporation (CHC)	Investee
China Ecotek Corporation (CEC)	Investee
China Steel Structure Corporation (CSSC)	Investee
Info-Champ Systems Corporation (ICSC)	Investee
China Steel Security Corporation (CSS)	Investee
Yieh Loong Enterprises Corporation (YLEC)	Investee
China Steel Machinery Corporation (CSMC)	Investee
WABO Global Trading Corporation (WGTC)	Substantially owned
Chung Mao Trading (BVI) Corp. (CSGT-BVI)	Substantially owned
Mentor Consulting Corporation (MCC)	Substantially owned
Ornasteel Enterprise Corp. (M) Sdn. Bhd (OEC)	Substantially owned
Universal Exchange Inc. (UEI)	Substantially owned
United Steel Engineering and Construction Corporation (USECC)	Substantially owned

b. Significant related party transactions:

	2001		2000	
	Amount	%	Amount	%
Sales				
CSSC	$1,468,761	2	$1,563,257	2
YLEC	3,881,438	4	1,143,162	1
OEC	2,288,702	3	2,140,910	2
Others	957,381	1	1,752,036	2
	$8,596,282	10	$6,599,365	7

(Forward)

Purchases				
CAC	$1,604,718	5	$1,630,207	4
Others	479,949	1	836,419	-
	$2,084,667	6	$2,466,626	4

Sales to and purchases from related parties are made under normal arms-length terms.

Lease of land

The Corporation leases its lands and buildings to CAC, CSSC, CHC, CSCC, UEI and CSMC. Rentals are calculated based on 4% to 10% p.a. of land value as published by the government. The related information of the leasing is as follows:

		Rental Income	
	Expiry Date	2001	2000
CAC	February 2016	$ 24,815	$ 23,574
CSSC	May 2018	15,738	15,626
CHC	April 2012	5,134	4,740
CSCC	December 2010	6,509	4,364
UEI	September 2003	3,258	-
Others	December 2001	618	469
		$ 56,072	$ 48,773

Lease of machinery and equipment

The machinery and equipment acquired through NDIDF loan were leased to CAC under a contract expiring in February 2011. Rentals are $22,500 each for the years ended December 31, 2001 and 2000.

The Corporation leases its storage tank and transportation canal lines to CSCC. The annual rental is based on consumption indices of living in Taiwan region. The leasing contract will expire in December 2003. Rental amounted to $18,509 and $15,847 in 2001 and 2000, respectively.

Transportation Charges

The Corporation engaged CSE in the shipment of its import raw materials and exporting products. Transportation fees are calculated on the agreed formula based on standard transportation prices and oil prices. The transportation fees amounted to $5,724,418 and $5,435,296 to CSE in 2001 and 2000, respectively.

Import-export services

The Corporation engaged the export and import services to the related companies, with service charges and commission as follows:

	2001	2000
WGTC	$ 130,911	$ 197,074
CSGT	122,523	153,785
CSGT (BVI)	89,067	122,291
	$ 342,501	$ 473,150

Furnace slag transportation and clearance services

The Corporation engaged CHC in furnace slag transportation and clearance services. Charges in 2001 and 2000 amounted to $446,937 and $241,151, respectively.

Operation assistance services

The Corporation engaged CSSC in rolling out of plate steel and evaluating of scrap steel services. Charges in 2001 and 2000 amounted to $122,584 and $156,381, respectively.

Security services

The Corporation engaged CSS in the security services. Charges in 2001 and 2000 amounted to $116,783 and $115,939, respectively.

Factor of notes receivable

The Corporation sold certain notes receivables to MCC without recourse, with amounts of $2,615,582 and $3,336,759 in 2001 and 2000. The related interest expenses are $57,916 and $81,816 in 2001 and 2000, respectively.

Coke breeze processing

The Corporation engaged CSCC in processing of coke breeze. Charges in 2001 and 2000 amounted to $58,379 and $89,854, respectively.

Recycled resources neap operating

The Corporation engaged CEC in operating of recycled resources neap and vacuum car cleaning operation. Charges in 2001 and 2000 amounted to $43,249 and $39,713, respectively.

Maintenance and construction of properties

The Corporation entered into contracts with USECC, CEC and CSSC for the maintenance and construction of properties. Maintenance and construction charged by USECC, CEC and CSSC are summarized as follows:

	2001	2000
Maintenance expense		
CEC	$369,002	$406,217
CSSC	130,723	147,951
USECC	102,834	-
	$602,559	$554,168
Construction charges (under Constructions in progress)		
CEC	$299,616	$560,130
CSSC	59,497	6,479
USECC	366,482	-
	$725,595	$566,609

Information technology service

The Corporation entered into contracts with ICSC for the management and supporting of software. The contract will expire in April 2002. Charges in 2001 amounted to $110,980. The Corporation purchase the computer mainframe and peripheral equipment from ICSC amounting to $172,788 in 2001.

Balance at year-end

	December 31			
	2001		2000	
	Amount	%	Amount	%
Receivables				
OEC	$127,044	7	$ 412	-
YLEC	93,223	5	116,910	7
CSCC	44,844	2	54,878	3
Others	37,125	2	12,010	1
	$302,236	16	$184,210	11
Payables				
CSE	$184,110	7	$229,262	9
CAC	42,217	2	59,521	3
Others	5,015	-	3,299	-
	$231,342	9	$292,082	12

17. PLEDGED ASSETS

a. Time deposits of $8,231,396 and $7,646,086 as of December 31, 2001 and 2000, respectively, are pledged as collateral for bank overdrafts (under pledged time deposits and other assets).

b. The Corporation provided 20,000 thousand shares of CAC's stock as collateral to China Development Industrial Bank (Corporation's director) for obtaining the credit line of borrowings.

c. The Corporation provided machinery and equipment with book value $9,291,347 and $7,192,541 as of December 31, 2001 and 2000, respectively, as collateral for bank long-term credit line.

18. SIGNIFICANT COMMITMENTS AS OF DECEMBER 31, 2001

a. The Corporation entered into several construction contracts, with the guarantee of $987,474 granted by International Commercial Bank of China and Central Trust of China.

b. Unused letters of credit of $4,230,000.

c. Contracted annual purchases for 7,500,000 metric tons of coal, 15,000,000 metric tons of iron ore, and 2,800,000 metric tons of stones over one, three or ten years at prices negotiated every year.

d. The Corporation provided guarantees on loans for TEM expansion project amounting to $222,578.

e. The Corporation provided guarantees to Kaohsiung Municipal Government on rapid transit construction contract for KRTC amounting to $1,500,000.

f. The Corporation's employees filed lawsuits against the Corporation that their seniority compensation was not calculated in accordance with the Labor Law when the Corporation privatized in April, 1995. The claimed amount aggregates about $125,000 plus interest. The Corporation failed the lawsuit in the preliminary judgement by the Court. The Corporation filed appeal for the judgment on that ground that the Corporation calculated the compensation in accordance with related regulations which has been approved by government. The Corporation's management believe that the final judgement will be favorable to the Corporation.

19. FINANCIAL INSTRUMENTS

As of December 31, 2001 and 2000, the outstanding balances of forward exchange contracts were as follows:

a. Contract amount (or nominal principal) and credit risk

Financial Instruments	2001 Contract Amount (Nominal Principal)	2001 Credit Risk	2000 Contract Amount (Nominal Principal)	2000 Credit Risk
Forward exchange contracts	$445,929	$ 8,961	$736,015	$ -

The credit risk is a loss that occurs from the failure of the counterparty to perform according to the terms of a contract. The aforementioned amount of the credit risk comes from the aggregation of positive fair value as of balance sheet date after being offset under the master netting arrangement. The counterparties are reputable and the Corporation does not expect to be exposed to significant credit risks.

b. The Corporation enters into transactions of forward exchange contracts in order to hedge exchange rate risks of net foreign currency assets or liabilities. The gains or losses from the change in the exchange rates are mostly offset by the gains or losses from the hedged items, so the price risk is not significant.

c. The outstanding forward exchange contracts as of December 31, 2001, will due before June 30, 2002. Estimated cash inflows are US$12,777 thousands and estimated cash outflows are ¥400,000 thousands and $331,717, respectively. The Corporation has sufficient working capital to meet cash demand. Therefore, there is no liquidity risk. The exchange rates of forward exchange contracts are certain, and therefore, there should be no material cash flow risk.

d. The derivative financial instruments held by the Corporation are not for trading purpose but mainly for hedging the exchange rate risks from the foreign currency rights or obligations. The Corporation's strategies are to hedge most of price risks, so the Corporation chooses those derivative financial instruments with negatively high relation with the changes in fair value of hedged items and evaluate the strategies periodically.

e. Forward exchange contracts resulted in accounts receivable of $8,149 and $14,822 as of December 31, 2001 and 2000, respectively, and net exchange gains of $28,535 and $1,315 in 2001 and 2000, respectively.

As of December 31, 2001 and 2000, the estimated fair values of financial instruments are as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-derivative financial instruments				
Assets				
Cash and cash equivalents	$ 4,302,175	$ 4,302,175	$ 15,161,618	$ 15,161,618
Short-term investments	12,206,524	15,294,466	7,207,497	12,125,517
Notes receivable	144,794	144,794	327,427	327,427
Accounts receivable	1,815,944	1,815,944	1,727,905	1,727,905
Pledged time deposits	8,200,000	8,200,000	7,600,000	7,600,000
Long-term investments	35,026,411	35,911,042	34,504,547	34,160,733
Liabilities				
Short-term bank loans and overdrafts	5,947,913	5,947,913	2,933,033	2,933,033
Commercial papers payable	2,843,252	2,843,252	1,092,919	1,092,919
Accounts payable	2,441,818	2,441,818	2,426,340	2,426,340
Long-term bonds	40,050,000	43,395,620	39,812,000	41,657,073
Long-term debts	5,745,562	5,745,562	8,292,396	8,292,396
Derivative financial instruments				
Forward exchange contracts – purchases	3,409	5,918	14,822	(2,999)
Forward exchange contracts – sales	4,740	3,044	-	-

The assumptions for estimating the fair values of financial instruments are as follows:

a. The carrying values of cash and cash equivalents, notes receivable, accounts receivable, pledged time deposits, short-term bank loans and overdrafts, commercial papers payable and accounts payable approximate fair value because of the short maturity of these instruments.

b. The fair values of short-term investments and long-term investments are determined on market values or net equity values.

c. The fair values of long-term liabilities are determined on the estimated present values of future cash flows; discount rates are the interest rates of similar long-term debt available for the Corporation.

d. The fair values of forward exchange contracts are calculated using the swap rates published by Bridge Information Systems (Hong Kong) Limited, Taiwan branch, and forward rates of forward contracts.

20. SEGMENT INFORMATION

The Corporation operates entirely in one industry segment - steel. In compliance with SFAS No. 20, the disclosures for export information are as follows:

	2001	2000
Southeastern Asia	$14,868,404	$16,401,974
Northeastern Asia	6,977,982	10,188,676
Other areas	1,552,438	1,168,080
	$23,398,824	$27,758,730
% to total sales	28	28